Exhibit 21.1

JIADE LIMITED

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

JIADEZHIGAO LIMITED	Hong Kong

Shenzhen Kebiao Technology Co., Ltd.	PRC

WISMASS INTERNATIONAL HOLDINGS LIMITED	Hong Kong

Sichuan Jiade Zhigao Technology Co., Ltd.	PRC

Sichuan Kebiao Technology Co., Ltd.	PRC